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                              February 15, 2024

       Amro Albanna
       Chief Executive Officer
       Aditxt, Inc.
       737 N. Fifth Street, Suite 200
       Richmond, VA 23219

                                                        Re: Aditxt, Inc.
                                                            Amendment No. 2 to
Registration Statement on Form S-1
                                                            Filed February 14,
2024
                                                            File No. 333-276588

       Dear Amro Albanna:

                                                        We have reviewed your
amended registration statement and have the following comment.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe this comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our February 12, 2024 letter.

       Amendment No. 2 to Registration Statement on Form S-1

       Prospectus Summary
       Recent Developments
       Merger Agreement with Evofem Biosciences, Inc. , page 7

   1. We have read your response to prior comment 1 in which you indicate that the conditions to close outlined in
your letter, as well as termination clauses and the impending loan to
                                                        Evofem, deem the merger
not to be probable at this time. However, we note your
                                                        disclosure in Item 9.01
of Form 8-K filed on December 12, 2023 stating that, in
                                                        accordance with the
Item, you would file financial statements and pro forma financial information, with
respect to the transaction, by amendment to the Form 8-K not later than
                                                        71 calendar days after
the date the Form 8-K is required to be filed. Based on the status of your merger activities
to date and your disclosure in the 8-K, please provide us with additional details as
to why you do not believe the merger is probable at this time.
 Amro Albanna
Aditxt, Inc.
February 15, 2024
Page 2

       Please contact Tracie Mariner at 202-551-3744 or Mary Mast at 202-551-3613 if you
have questions regarding comments on the financial statements and related matters. Please contact Jimmy McNamara at 202-551-7349 or Tim Buchmiller at 202-551-3635 with any other questions.



                                                        Sincerely,
FirstName LastNameAmro Albanna
                                                        Division of Corporation
Finance
Comapany NameAditxt, Inc.
                                                        Office of Life Sciences
February 15, 2024 Page 2
cc:       Sean F. Reid, Esq.
FirstName LastName